EXPENSE LIMITATION AGREEMENT
BETWEEN
MEEDER FUNDS INSTITUTIONAL PRIME MONEY MARKET FUND
AND
MEEDER ASSET MANAGEMENT, INC.

THIS AGREEMENT is entered into this 15th day of September, 2016 between MEEDER ASSET MANAGEMENT, INC., a corporation organized and existing under the laws of the State of Ohio (the “Adviser”) and the Meeder Funds Institutional Prime Money Market Fund (the “Fund”), a separate investment series of the Meeder Funds (the “Trust”), a business trust organized and existing under the laws of the State of Massachusetts.

RECITALS

WHEREAS, the Fund is an open-end investment company that, as of on or about September 30, 2016, will be registered under the Investment Company Act of 1940, as amended; and

WHEREAS, the Adviser and the Fund entered into an Investment Advisory Agreement dated on or about September 15, 2016 (the “Agreement”);

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants of the parties herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. The Adviser shall reduce its fees and/or reimburse expenses for the Fund through at least April 30, 2018, to the extent necessary to limit the total operating expenses of the Fund, excluding brokerage fees and commissions, taxes, interest, and extraordinary or non-recurring expenses, to no more than 0.60%.

2. This Agreement constitutes the entire agreement of the parties with respect to its subject matter.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the date first set forth above.

MEEDER ASSET MANAGEMENT, INC.	MEEDER FUNDS INSTITUTIONAL
PRIME MONEY MARKET FUND

By:	By:
Its:	Its: